UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-106586

El Paso Exploration & Production Company
(Exact name of registrant as specified in its charter)

El Paso Building, 1001 Louisiana Street, Houston, Texas 77002,  (713) 420-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7¾ Senior Notes due 2013
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

    Approximate number of holders of record as of the certification or notice date:        55

    Pursuant to the requirements of the Securities Exchange Act of 1934, El Paso Exploration & Production Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

El Paso Exploration & Production Company

Date: June 20, 2007	By:	/s/ Dane E. Whitehead
Dane E. Whitehead
Senior Vice President and Chief Financial Officer